EXHIBIT 18

June 21, 2001

ConAgra Foods, Inc.
One ConAgra Drive
Omaha, Nebraska 68102

    At your request, we have read the description included in your Quarterly Report on Form 10-Q/A to the Securities and Exchange Commission for the quarter ended August 27, 2000, of the facts relating to the Company's changes in accounting for revenue recognition relating to the shipping terms for its products, sales incentives granted to retailers and consumer sales incentives. The changes in accounting are described as follows:

  The Company's change in accounting for revenue recognition relating to certain of its product sales will result in revenue being recognized when title and risk of loss are transferred to customers upon delivery. Previously, the Company had recognized revenue for these sales when title to finished product passed upon shipment to customers.

  The Company's change in accounting for sales incentives provided to retailers will result in recognition of the costs at the later of the date the related sale is recorded or the sales incentive is offered to the retailer. Previously, the Company recognized expense over the expected period of future benefit of the sales incentive.

  The Company's change in accounting for consumer sales incentives will result in recognition of the costs at the later of the date the related sale is recorded or the sales incentive is offered. Previously, the Company recognized expense over the expected redemption period of the sales incentive.

    We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting changes described in your Form 10-Q/A are to alternative accounting principles that are preferable under the circumstances.

    We have not audited any consolidated financial statements of ConAgra Foods, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to May 28, 2000. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q/A, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of ConAgra Foods, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to May 28, 2000.

/s/ Deloitte & Touche, LLP

DELOITTE & TOUCHE, LLP
Omaha, Nebraska

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